VIA EDGAR

May 27, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Terence O’Brien and Mr. Al Pavot

RE:        Assertio Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 10, 2022

File No. 001-39294

Dear Mr. O’Brien and Mr. Pavot:

This letter responds to the comment letter (the “Comment Letter”) dated May 16, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K of Assertio Holdings, Inc. (the “Company” or “Assertio”). For the convenience of the Staff, we have reproduced in bold the text of the Staff’s comments, with the response of the Company immediately following each such comment.

Form 10-K Filed March 10, 2022

Revenue Recognition, page 39

1.	Based on the data on Schedule II on page 94, it appears that the sales allowance activity booked as a reduction to revenue decreased between 2020 and 2021 even though product sales increased 17%. The decrease also appears materially disproportionate to the change in "Deductions" reported in column 3. We also note that the ratio of your liability for accrued rebates, returns and discounts divided by quarterly sales decreased between June 30th and December 31st. Therefore it appears that there was a change in the estimates impacting this account that may have materially impacted reported revenue and/or pre-tax income. Please disclose the specific changes in estimates and assumptions that caused the decline in revenue reductions flowing through the allowance account. Quantify the corresponding impact on revenue and pre-tax income. See the guidance in Item 303(b)(3) of Regulation S-K.

We acknowledge the Staff’s comment. However, we respectfully inform the Staff that, during the year ended December 31, 2021, there were no changes in estimates related to our sales & return allowances, discounts, chargebacks, and rebates that materially impacted reported revenue and/or pre-tax income. Below, we provide further responses to each of the Staff’s observations noted in their comment:

•	Based on the data on Schedule II on page 94, it appears that the sales allowance activity booked as a reduction to revenue decreased between 2020 and 2021 even though product sales increased 17%. The decrease also appears materially disproportionate to the change in "Deductions" reported in column 3.

During the year ended December 31, 2020, the Company completed the Zyla Merger discussed in Note 2. In connection with the Zyla Merger, Assertio assumed $33.3 million of accrued rebates, returns and discounts, as disclosed in Note 2. This amount is included in the ‘Charged as a Reduction to Revenue’ column in the ‘Year ended December 31, 2020’ row in Schedule II, and footnote (1) to Schedule II refers to this. The majority of the $33.3 million of accrued rebates, returns, and discounts assumed in the Zyla Merger was settled during the year ended December 31, 2020, and such amount is reflected in the ‘Deductions’ column in the ‘Year ended December 31, 2020’ row in Schedule II. Absent the accrued rebates, returns, and discounts assumed in the Zyla Merger, the sales allowance activity booked as a reduction to revenue decreased by only 3% and the change in deductions was an increase of 14%.

The disparity between the increase in product sales of 19% and the changes noted above (adjusted for the effects of the Zyla Merger) is due primarily to changes in the mix of products sold each year. This change in product mix is the result of the Zyla Merger and the divestiture of our Gralise product in 2020 discussed in Note 1. Each of our products has a different channel mix profile and therefore requires different estimates and assumptions in determining the appropriate amount of estimated sales & return allowances, discounts, chargebacks, and rebates to record. Therefore, it would not necessarily be expected that changes in product sales closely align with changes in recorded estimated sales & return allowances, discounts, chargebacks, and rebates.

•	We also note that the ratio of your liability for accrued rebates, returns and discounts divided by quarterly sales decreased between June 30th and December 31st.

Our accrued rebates, returns and discounts as of June 30, 2021, was $45.1 million and as of December 31, 2021, was $52.7 million. The increase in the liability was primarily due to higher product sales in the fourth quarter versus the second quarter of 2021. It is also important to note that our product sales allowances have different settlement time frames. For example, as disclosed in ‘Critical Accounting Policies and Significant Estimates’ within Item 7, for product returns, customers can return product 6 months before and up to 12 months after product expiration date, and therefore there may be a significant period of time between when our products are shipped to the customer and when we issue credit for returned products. Managed care rebates are generally settled one to three months after prescriptions subject to the rebate are filled, and government rebates are generally settled two to three months after the quarter in which prescriptions subject to the rebate are filled. Therefore, the ratio of our liability for accrued rebates, returns and discounts divided by quarterly sales, and changes in this ratio from period to period, will be significantly impacted by the timing of settlement of the related product sales allowances.

In considering the Staff’s comment, we note the following:

(1)	The impact that changes in our product mix can have on amounts charged as a reduction to revenue for sales & return allowances, discounts, chargebacks, and rebates, and therefore on revenue and pre-tax income, is information that users of our financial information may find helpful in understanding our results of operations. Accordingly, in future filings, to the extent material, we will provide disclosure of how changes in product mix impacted amounts charged as a reduction to revenue for sales & return allowances, discounts, chargebacks, and rebates and, therefore, the amount of revenue recorded. As an illustration, were we to use page 44 from our Form 10-K filed March 10, 2022, we anticipate that such disclosure would appear as follows (with changes underlined for reference):

Product Sales, net

For the year ended December 31, 2021, product sales primarily consisted of sales from INDOCIN Products, CAMBIA, Zipsor and SPRIX. We began shipping and recognizing product sales for INDOCIN Products and SPRIX upon the Zyla Merger on May 20, 2020.

The increase in INDOCIN net products sales for the year ended December 31, 2021, of $28.9 million from $31.7 million to $60.6 million as compared to the same period in 2020 was primarily due to INDOCIN Products sales only beginning upon the Zyla Merger on May 20, 2020, as well the impact of the price increase in the fourth quarter of 2021.

CAMBIA net product sales for the year ended December 31, 2021, decreased $3.4 million from $28.4 million to $25.0 million as compared to the same period in 2020, primarily due to lower volume partially offset by favorable payor mix.

Zipsor net product sales for the year ended December 31, 2021, decreased $3.1 million from $13.3 million to $10.2 million as compared to the same period in 2020, primarily due to lower volume partially offset by favorable payor mix. Certain parties who have entered into settlement agreements with us will be able to market generic versions of Zipsor starting in 2022.

SPRIX net product sales for the year ended December 31, 2021, decreased $2.4 million from $11.1 million to $8.7 million as compared to the same period in 2020, primarily due to lower volume partially offset by the impact of 2020 as product sales only began upon the Zyla Merger on May 20, 2020.

Other products net sales include product sales for non-promoted products (OXAYDO and SOLUMATRIX) which were acquired from Zyla in May 2020. In September 2020, we terminated our iCeutica License and as a result will no longer manufacture products using SOLUMATRIX technology and will sell through the remaining inventory.

The increase in total product sales, net, also reflects a decrease year over year in the amounts charged as a reduction to revenue for sales & return allowances, discounts, chargebacks, and rebates, which is attributed to changes in product mix and, specifically, a higher concentration of INDOCIN Products that typically require lower levels of product sales allowances relative to our other products. For more information about amounts charged as a reduction to revenue for sales & return allowances, discounts, chargebacks, and rebates, see Note 1 and Schedule II to the accompanying Consolidated Financial Statements.

(2)	In future filings, and to the extent applicable, we will modify the presentation in our Schedule II to increase the prominence of our disclosure referencing the portion of the change in ‘sales & return allowances, discounts, chargebacks and rebates’ attributed to acquisitions, so that the impact can be more easily understood and can be isolated from the actual amount ‘charged as a reduction to revenue’ in the current period. As an illustration, were we to use Schedule II from our Form 10-K filed March 10, 2022, we anticipate that such disclosure would appear as follows (see new column for Acquisitions):

		Additions
Description	Balance at Beginning of Year	Acquisitions [1]	Charged as a Reduction to Revenue	Deductions [2]	Balance at End of Year
Sales & return allowances, discounts, chargebacks, and rebates:
Year ended December 31, 2021	$64,442	$-	$96,332	$(107,174)	$53,600
Year ended December 31, 2020	$60,183	$33,254	$99,086	$(128,081)	$64,442

(1) Acquisitions to sales discounts and allowances includes $33.3 million provision for liabilities assumed from the Zyla Merger.

(2) Deductions to sales discounts and allowances relate to discounts or allowances, returns, chargebacks and rebates actually taken or paid.

2.	Please provide a rollforward in the filing that discloses activity in your liability for rebates, returns and discounts so that readers can assess the impact of the corresponding critical accounting estimates on your operating results and liquidity. For example, see the disclosure on page F-32 of your April 2020 Form S-4.

We acknowledge the Staff’s comment. As the Staff has suggested, in future filings, we will include a rollforward of our liability for rebates, returns and discounts within the Revenue Recognition disclosure as part of our Critical Accounting Policies and Significant Estimates section in Item 7. We have included below an illustration of how we anticipate this rollforward would appear for the years ended December 31, 2021, and 2020:

	Product Returns	Rebates [1]	Other Sales Allowances [2]	Total
Balance at December 31, 2019	$19,216	$23,083	$17,884	$60,183
Provision made in current period to Product sales, net	7,585	22,167	70,742	100,494
Provision made in current period to Other revenue [3]	(921)	(1,098)	611	(1,408)
Provision acquired as part of Zyla Merger	9,524	4,561	19,169	33,254
Payments and credits made in current period	(15,534)	(27,368)	(85,179)	(128,081)
Balance at December 21, 2020	$19,870	$21,345	$23,227	$64,442
Provision made in current period to Product sales, net	14,998	19,906	60,443	95,347
Provision made in current period to Other revenue [3]	210	378	397	985
Payments and credits made in current period	(1,915)	(35,549)	(69,710)	(107,174)
Balance at December 21, 2021	$33,163	$6,080	$14,357	$53,600

(1) Rebates consist of managed care rebates and government rebates.

(2) Other sales allowances consist of wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks.

(3) Consists of sales adjustments for previously divested products recognized in Other revenue in the Consolidated Statement of Comprehensive Income.

Results of Operations, page 42

3.	Please revise your discussion of selling, general and administrative expenses to quantify the impact of each contributing factor and analyze the underlying reasons. Refer to Item 303(b)(2) of Regulation S-K.

We acknowledge the Staff’s comment. As it pertains to the disclosures in our Form 10-K filed March 10, 2022, we note that the following factors were provided as reasons for the year-over-year change in our selling, general and administrative expenses:

(1)	lower employee costs in 2021 because of prior restructuring plans
(2)	one-time transaction costs in 2020 not repeating
(3)	receipt of insurance reimbursement in the first quarter of 2021 for previous opioid-related expenses
(4)	additional expense for loss contingency provision recognized in 2021

In light of the one-time nature of these drivers, combined with the quantification provided elsewhere in our Form 10-K filed March 10, 2022, we had concluded that quantification of these items here was not material. Items (3) and (4) are each quantified in Note 13: $5.0 million and $10.6 million, respectively.

Notwithstanding the above, in considering the Staff’s comment, in future filings, we will, where practical and where we believe it would be useful to readers of our financial information, quantify the impact of the factors discussed in explaining material changes in selling, general and administrative expenses. As an illustration, were we to use page 45 from our Form 10-K filed March 10, 2022, we anticipate that such disclosure would appear as follows (with changes underlined for reference):

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses primarily consist of personnel, contract personnel, marketing and promotion expenses associated with our commercial products, personnel expenses to support our administrative and operating activities, facility costs, and professional expenses, such as legal fees. In addition, the change in fair value of our contingent consideration liability, which is remeasured quarterly based on the likelihood of the contingent earn-out payments, is recognized within SG&A.

Selling, general, and administrative expenses decreased $47.8 million from $104.3 million to $56.6 million for the year ended December 31, 2021, as compared to the same period in 2020. This change was primarily attributed to a reduction of $29.1 million in SG&A expenses as a result of the impact of prior restructuring plans that included a reduction in employee-related costs, a decrease in general and administrative costs of $18.6 million comprised mostly of one-time transaction-related costs in 2020, and a $5.0 million gain for insurance reimbursement in the first quarter of 2021 for previous opioid-related expenses, all partially offset by $10.6 million additional expense for loss contingency provision recognized in 2021.

Liquidity, page 47

4.	Please disclose in the filing why inventory declined by 36% even though product sales increased 19%. Specifically address whether this is in part attributable to an estimated buildup of inventory in your distribution channels since that can reasonably be expected to materially impact future sales. We note that the inventory decrease had a 77% impact on your operating cash flows (page 57). See Item 303(b) of Regulation S-K.

We acknowledge the Staff’s comment. We inform the Staff that our inventory declined from $11.7 million as of December 31, 2020, to $7.5 million as of December 31, 2021, due to timing of purchases and receipt of inventory and not because of a buildup of inventory in the distribution channel. Additionally, the inventory value as of December 31, 2020, included $0.6 million in fair value step-up related to the Zyla Merger for inventory that was sold in fiscal year 2021. As of March 31, 2022, our inventory had increased to $9.5 million. In considering the Staff’s comment, we believe that acknowledging the impact of timing of purchases and receipt of inventory on our balance sheet and, in turn, our operating cash flow and/or our liquidity, may be useful to readers of our financial information. Accordingly, in future filings, we will provide additional disclosures, where applicable and where the impact is material, as to the financial effects of timing of purchase and receipt of inventory.

As an illustration, were we to use page 48 from our Form 10-K filed March 10, 2022, we anticipate that such disclosure would appear as follows (with changes underlined for reference):

Cash Flows from Operating Activities

Cash provided by operating activities was $5.5 million during the year ended December 31, 2021, compared to cash used of $65.6 million in the same period in 2020. The increase in cash provided from operating activities is primarily due to combination of lower net loss after non-cash adjustments and relatively more favorable working capital cash flows, which includes cash provided by a reduction in inventory during 2021 driven by the timing of inventory purchases and receipts.

5.	Please disclose why your $44 million receivables balance substantially exceeds your $32 million fourth quarter sales. Disclose the standard repayment terms given to your customers. In this regard, we note the disclosure on page 62 that "Receivables related to product sales are typically collected one to two months after delivery" and that page 40 discloses that your gross to net sales adjustments "are settled within a relatively short period of time."

We acknowledge the Staff’s comment. We inform the Staff that our accounts receivable balance as of December 31, 2021, exceeding our fourth quarter 2021 sales is attributed to factors that we believe are typical in the life sciences industry. Specifically, our wholesaler customers often take deductions directly against open receivables for product return and chargeback credits they are entitled to under the terms of our contracts with them. When taken, these deductions are pending settlement, and the related receivables and refund liabilities remain on our books, until we complete full validation of the underlying returns and chargebacks. Accordingly, there may be a significant period of time between when the customer takes a deduction for pending returns or chargebacks to when we issue credit to the customer. The higher balance of accounts receivable as of December 31, 2021, in relation to our fourth quarter 2021 sales, is primarily due to deductions taken by customers against their accounts payable for returns and chargeback for which we have not yet completed the validation process for credit to be given.

In light of the Staff’s comment, in future filings, we will modify our disclosures referenced by the Staff to provide more information related to the impacts that the process to validate deductions has on our receivables and, in turn, our liquidity. As an illustration, we anticipate that such disclosures would appear as follows (with changes underlined for reference):

Revenue Recognition

Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs on delivery to the customer. Our performance obligation is to deliver product to the customer, and the performance obligation is completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances (gross-to-net sales allowances).

Product sales allowances consist primarily of provisions for product returns, managed care rebates and government rebates (collectively, rebates), wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks. We consider products sales allowances to be variable consideration and estimate and recognize product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of our agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product and specific known market events, such as competitive pricing and new product introductions. We use the most likely method in estimating product sales allowances. If actual future results vary from our estimates, we may need to adjust the estimates, which could have an effect on product sales and earnings in the period of adjustment.

We believe our estimates related to gross-to-net sales adjustments for product return allowances and rebates are judgmental and are subject to change based on our experience and certain quantitative and qualitative factors. We believe that our estimates related to gross-to-net sales adjustments for wholesaler and pharmacy fees and discounts, prompt payment discounts, patient discount programs and chargebacks do not have a high degree of estimation complexity or uncertainty as the related amounts are settled within a relatively short period of time, although the timing of ultimate settlement of returns and chargebacks-related allowances can be prolonged by our process to validate such adjustments before settlement is finalized.

Page 62:

Product Sales

The Company sells commercial products to wholesale distributors and specialty pharmacies. Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs on delivery to the customer. The Company’s performance obligation is to deliver product to the customer, and the performance obligation is completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances. Receivables related to product sales are typically collected one to two months after delivery. Receivables may also include customer deductions for returns and chargebacks that are pending Company validation.

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If you have any questions regarding the responses in this letter, please do not hesitate to contact us.

Sincerely,

Assertio Holdings, Inc.

/s/ Ajay Patel

Ajay Patel
Senior Vice President, Chief Accounting Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP